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                             November 19, 2021

       Jonathan Chan
       Chairman and Co-Chief Executive Officer
       Aetherium Acquisition Corp
       79B Pemberwick Rd.
       Greenwich, CT 06831

                                                        Re: Aetherium
Acquisition Corp
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed November 5,
2021
                                                            File No. 333-258072

       Dear Mr. Chan:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 26, 2021 letter.

       Amendment No. 1 to Form S-1 filed November 5, 2021

       Risk Factors, page 43

   1. Please expand your risk factor disclosure to discuss that the United States Senate passed the Accelerating
Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of
non-inspection years from three years to two, thus reducing the time period before your
securities may be prohibited from trading or delisted.
 Jonathan Chan
FirstName
Aetherium LastNameJonathan
          Acquisition Corp Chan
Comapany 19,
November  NameAetherium
              2021        Acquisition Corp
November
Page 2    19, 2021 Page 2
FirstName LastName
       You may contact Laura Veator, Senior Staff Accountant, at (202) 551-3716 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan, Staff
Attorney, at (202) 551-6756 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Janeane R. Ferrari